Exhibit 99.1

PONY AI Inc. Starts Gen-7 Robotaxi Road Testing In Beijing, Completing Major City Testing Rollout

BEIJING, China, July 23, 2025 (GLOBE NEWSWIRE) -- PONY AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in large-scale autonomous mobility, today announced that the seventh-generation (“Gen-7”) Beijing Automotive Industry Corporation (“BAIC”) Robotaxi model began road testing in Beijing. With multiple Gen-7 Robotaxi models now undergoing road testing, Pony.ai is making significant progress to advance toward large-scale production and commercial deployment.

The BAIC Robotaxi fleet is now operating within Beijing’s 225-square-kilometer High-Level Autonomous Driving Demonstration Zone. With this development, road testings of Gen-7 BAIC and Guangzhou Automobile Group (“GAC”) Robotaxi models are concurrently taking place in Beijing, Guangzhou, and Shenzhen. This multi-city road testing rollout highlights the stability and adaptability of Pony.ai’s autonomous driving system across various vehicle platforms and urban environments. This is rapidly driving Pony.ai closer to its goal of expanding its fleet to 1,000 vehicles by the end of 2025, laying a strong foundation for future large-scale commercial deployment.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai
Investor Relations
Email: ir@pony.ai
Media Relations
Email: media@pony.ai

Christensen Advisory
Email: pony@christensencomms.com